TRINIDAD
ENERGY SERVICES INCOME TRUST



82-34867

SUPPL

May 16, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH, D.C. 152 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Form 5 Submission – Dividend/Distribution Declaration. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,



Per: Venna Francom
E. Tara Wood
Executive Assistant


JUN 06 2005
THOMSON FINANCIAL

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.075		05/06/2005	05/31/2005	06/15/2005

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com
Submission Date:
Last Updated: 05/16/2005 16:05:22